Mail Stop 6010

June 1, 2007

Thomas J. Smach
Chief Financial Officer
Flextronics International Ltd.
2 Changi South Lane
Singapore 486123
Singapore

      Re: **Flextronics International Ltd.**
            Form 10-K for the Fiscal Year Ended March 31, 2006
            Filed May 31, 2006
            File No. 000-23354

Dear Mr. Smach:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

            Sincerely,

            Martin James
            Senior Assistant Chief Accountant